Exhibit 99.1

Sisecam Wyoming LLC
(A Majority-Owned Subsidiary of Sisecam Resources LP)
Financial Statements as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020, and 2019, and Report of Independent Registered Public Accounting Firm

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Resources LP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of
Sisecam Wyoming LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sisecam Wyoming LLC (the "Company") as of December 31, 2021 and 2020, the related statements of operations and comprehensive income, members' equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Agreements and Transactions with Affiliates – Refer to Notes 1, 2, 8, 12, and 13 to the financial statements

Critical Audit Matter Description

The Company is a subsidiary and investee within two different global group structures and agreements directly between the Company and affiliates, or indirectly between affiliates that the Company does not control, can have a significant impact on recorded amounts or disclosures in the Company's financial statements, including any commitments and contingencies between the Company and affiliates or, potentially, third parties. Performing audit procedures to evaluate the Company’s identification of upstream affiliate relationships, transactions, and commitments and contingencies originating outside of the Ciner Enterprises, Inc. group and the impact of such matters on the financial statements represents a critical audit matter because of the increased auditor judgment necessary to perform audit procedures related to these matters and evaluate the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s identification of upstream affiliate relationships, transactions, and commitments and contingencies originating outside of the Ciner Enterprises, Inc. group and the impact of such matters on the financial statements included the following, among others:

a.We tested the effectiveness of controls over the Company’s affiliate process, including controls over the identification of the Company’s affiliate relationships, transactions, and commitments and contingencies originating outside of the Ciner Enterprises, Inc. group.
b.We read publicly available financial filings and news sources related to the Company and its affiliates outside of the Ciner Enterprises, Inc group and listened to the parent company (Sisecam Resources LP) quarterly investor relations calls for information related to potential new affiliates and transactions between the Company and affiliates.
c.We inspected director and executive officer questionnaires from the Sisecam Resources LP's directors and officers to identify any affiliate matters.
d.We searched the general ledger for potential transactions with affiliates.
e.We read significant new or amended agreements and contracts of the Company to identify new affiliate relationships, transactions, or commitments and contingencies, and evaluated management’s analyses regarding the accounting and disclosure of such arrangements.
f.We inquired of executive officers, key members of management, and the Board of Managers regarding affiliate relationships, transactions and commitments and contingencies.
g.We confirmed with the Company's ultimate parent companies that the affiliate relationships, transactions, and commitments and contingencies identified and disclosed by the Company were complete.
/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 15, 2022

We have served as the Company’s auditor since 2008.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Resources LP)

BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020
(In thousands of dollars)

	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$901	$364
Accounts receivable, net	116,885	40,613
Accounts receivable - affiliates	49,517	86,697
Inventory	30,066	33,456
Other current assets	8,946	3,590
Total current assets	206,315	164,720

PROPERTY, PLANT, AND EQUIPMENT, NET	266,032	268,590

OTHER NON-CURRENT ASSETS	31,178	25,418

TOTAL ASSETS	$503,525	$458,728

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$8,587	$2,983
Accounts payable	21,918	16,393
Due to affiliates	2,128	2,865
Accrued expenses	40,548	33,072

Total current liabilities	73,181	55,313

LONG-TERM DEBT	114,982	127,069

OTHER NON-CURRENT LIABILITIES	9,767	8,707

Total liabilities	197,930	191,089

COMMITMENTS AND CONTINGENCIES (See Note 12)

MEMBERS' EQUITY:
Members’ equity — Sisecam Resources LP	152,809	136,459
Members’ equity — NRP Trona LLC	146,817	131,108
Accumulated other comprehensive income	5,969	72

Total members' equity	305,595	267,639

TOTAL LIABILITIES AND MEMBERS' EQUITY	$503,525	$458,728

See notes to financial statements.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Resources LP)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of dollars)

	2021	2020	2019

SALES - AFFILIATES	$0	$177,891	$315,847
SALES - OTHERS	540,139	214,340	206,996
Total net sales	540,139	392,231	522,843

COST OF PRODUCTS SOLD	246,593	213,721	247,790
FREIGHT COSTS	212,996	123,672	143,341

Total cost of products sold	459,589	337,393	391,131

GROSS PROFIT	80,550	54,838	131,712

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - AFFILIATES	16,635	17,398	18,404

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - OTHERS	3,731	946	1,553

OPERATING INCOME	60,184	36,494	111,755

OTHER INCOME (EXPENSE):
Interest income	0	145	350
Interest expense	(5,042)	(5,305)	(5,893)
Other expense, net	(83)	(304)	(57)

Total other expense, net	(5,125)	(5,464)	(5,600)

NET INCOME	55,059	31,030	106,155

Income on derivative financial instruments	5,897	5,951	1,612

COMPREHENSIVE INCOME	$60,956	$36,981	$107,767

See notes to financial statements.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Resources LP)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of dollars)

			Accumulated
	Sisecam	NRP Trona	Other Comprehensive	Total Members'
	Resources LP	LLC	Income (Loss)	Equity

Balance at December 31, 2018	$114,434	$109,947	$(7,491)	$216,890

Allocation of net income	54,139	52,016	—	106,155
Capital distribution to members	(33,150)	(31,850)	—	(65,000)
Other comprehensive income	—	—	1,612	1,612

Balance at December 31, 2019	$135,423	$130,113	$(5,879)	$259,657

Allocation of net income	15,826	15,205	—	31,030
Capital distribution to members	(14,790)	(14,210)	—	(29,000)
Other comprehensive income	—	—	5,951	5,951

Balance at December 31, 2020	$136,459	$131,108	$72	$267,639

Allocation of net income	28,080	26,979	—	55,059
Capital distribution to members	(11,730)	(11,270)	—	(23,000)
Other comprehensive income	—	—	5,897	5,897

Balance at December 31, 2021	$152,809	$146,817	$5,969	$305,595

See notes to financial statements.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Resources LP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of dollars)

	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$55,059	$31,030	$106,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	31,468	28,494	26,440
Loss on disposal of assets, net	965	8	642
Other non-cash items	(487)	322	304
(Increase) decrease in:
Accounts receivable - affiliates	(4,768)	8,418	(24,756)
Accounts receivable, net	(34,325)	(4,650)	907
Inventory	303	(9,757)	(385)
Other current and non-current assets	(2,069)	(450)	(123)
Increase (decrease) in:
Accounts payable	5,000	2,155	(3,073)
Accrued expenses and other liabilities	5,715	2,489	(73)
Due to affiliates	(554)	(382)	372

Net cash provided by operating activities	56,307	57,677	106,410

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(25,654)	(42,218)	(65,350)
Insurance proceeds	809

Net cash used in investing activities	(24,845)	(42,218)	(65,350)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facility	83,500	211,500	102,000
Borrowings on other long-term debt	29,000	30,000	—
Repayments on revolving credit facility	(116,000)	(238,500)	(71,500)
Repayments on other long-term debt	(3,031)	(2,225)	—
Debt issuance costs	(1,394)	(554)	—
Cash distribution to members	(23,000)	(29,000)	(65,000)

Net cash used in financing activities	(30,925)	(28,779)	(34,500)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	537	(13,320)	6,560

CASH AND CASH EQUIVALENTS:
Beginning of year	364	13,684	7,124

End of year	$901	$364	$13,684

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$4,541	$5,115	$5,476

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES:
Capital expenditures on account	$4,105	$1,977	$6,786

See notes to financial statements.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Resources LP)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019
(Dollars in thousands)

1.Corporate Structure
A 51% membership interest in Sisecam Wyoming LLC (the "Company," "Sisecam Wyoming," "we," "us," or "our," formerly known as Ciner Wyoming LLC) is owned by Sisecam Resources LP ("Sisecam LP" or the "Partnership," formerly known as Ciner Resources LP). NRP Trona LLC, a wholly owned subsidiary of Natural Resource Partners LP ("NRP") owns a 49% membership interest in the Company. Sisecam LP is a master limited partnership traded on the New York Stock Exchange and is currently owned approximately 72% by Sisecam Chemicals Wyoming LLC ("SCW LLC," formerly known as Ciner Wyoming Holding Co.), approximately 2% by Sisecam Resource Partners LLC (our “general partner” or “Sisecam GP,” formerly known as Ciner Resource Partners LLC) and approximately 26% by the general public. SCW LLC is 100% owned by Sisecam Chemicals Resources LLC ("Sisecam Chemicals," formerly known as Ciner Resources Corporation) which is 60% owned by Sisecam Chemicals USA Inc. ("Sisecam USA") and 40% owned by Ciner Enterprises Inc. ("Ciner Enterprises"). As of December 31, 2021, Sisecam USA is a direct wholly-owned subsidiary of Türkiye Şişe ve Cam Fabrikalari A.Ş, a Turkish corporation ("Şişecam Parent") which is an approximately 51%-owned subsidiary of Turkiye Is Bankasi Turkiye Is Bankasi ("Isbank"). Şişecam Parent is a global company operating in soda ash, chromium chemicals, flat glass, auto glass, glassware glass packaging and glass fiber sectors. Şişecam Parent was founded 86 years ago, is based in Turkey and is one of the largest industrial publicly-listed companies on the Istanbul exchange. With production facilities in four continents and in 14 countries, Sisecam is one of the largest glass and chemicals producers in the world. Ciner Enterprises Inc. is a direct wholly-owned subsidiary of WE Soda Ltd., a U.K. Corporation (“WE Soda”). WE Soda is a direct wholly-owned subsidiary of KEW Soda Ltd., a U.K. corporation (“KEW Soda”), which is a direct wholly-owned subsidiary of Akkan Enerji ve Madencilik Anonim Şirketi (“Akkan”). Akkan is directly and wholly owned by Turgay Ciner, the Chairman of the Ciner Group (“Ciner Group”), a Turkish conglomerate of companies engaged in energy and mining (including soda ash mining), media and shipping markets.
Completed Change of Control Transaction
On December 21, 2021, Ciner Enterprises (which was the indirect owner of approximately 74% of the common units in Sisecam LP and 100% of the general partner), completed the following transactions pursuant to the definitive agreement which Ciner Enterprises entered into with Sisecam USA, a direct subsidiary of Şişecam Parent on November 20, 2021:

•Ciner Enterprises converted Ciner Resources Corporation into Sisecam Chemicals Resources LLC, a Delaware limited liability company and Ciner Wyoming Holding Co., a direct wholly-owned subsidiary of Sisecam Chemicals, into Sisecam Chemicals Wyoming LLC ("SCW LLC") with SCW LLC in turn then directly owning approximately 74% of the common units in Sisecam LP and 100% of the general partner (collectively, the “Reorganization Transactions”);
•subsequent to the Reorganization Transactions, Ciner Enterprises sold to Sisecam USA, and Sisecam USA purchased, 60% of the outstanding units of Sisecam Chemicals owned by Ciner Enterprises for a purchase price of $300 million (the “Sisecam Chemicals Sale”); and
•at the closing of the Sisecam Chemicals Sale, Sisecam Chemicals, Ciner Enterprises, and Sisecam USA entered into a unitholders and operating agreement (the “Sisecam Chemicals Operating Agreement”) (collectively such transactions, the “CoC Transaction”).

Pursuant to the terms of the Sisecam Chemicals Operating Agreement, Sisecam USA and Ciner Enterprises have a right to designate six directors and four directors, respectively, to the board of directors of Sisecam Chemicals. In addition, the Sisecam Chemicals Operating Agreement provides that (i) the board of directors of the general partner (the “MLP Board”) shall consist of six designees from Sisecam USA, two designees from Ciner Enterprises and three independent directors for as long as the general partner is legally required to appoint such independent directors and (ii) the Partnership's right to appoint four managers to the board of managers of Sisecam Wyoming (the “Wyoming Board”) shall be comprised of three designees from Sisecam USA and one designee from Ciner Enterprises.
Each of Sisecam USA and Ciner Enterprises shall vote all units over which such unitholder has voting control in Sisecam Chemicals to elect to the board of directors any individual designated by Sisecam USA and Ciner Enterprises. The Sisecam Chemicals Operating Agreement also requires the board of directors of Sisecam Chemicals to unanimously approve certain actions and commitments, including without limitation taking any action that would have an adverse effect on the master limited partnership status of the Partnership or any of its subsidiaries. As a result of Sisecam USA’s and Ciner Enterprise’s respective interests in Sisecam Chemicals and their respective rights under the Sisecam Chemicals Operating Agreement, each of Ciner Enterprises and Sisecam USA and their respective beneficial owners may be deemed to share beneficial ownership of the approximate 2% general partner interest in the Partnership and approximately 74% of the common units in the Partnership owned directly by SCW LLC and indirectly by Sisecam Chemicals as parent entity of SCW LLC.
2. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
The Company's operations consist of the mining of trona ore, which, when processed, becomes soda ash. All mining and processing activities take place in one facility located in Green River, Wyoming. All our soda ash processed is sold to various domestic and international customers. Sisecam Chemicals is the exclusive sales agent for the Company.

Sisecam Chemicals terminated its membership in American Natural Soda Ash Corporation ("ANSAC") effective December 31, 2020. As of January 1, 2021, Sisecam Chemicals began managing the Company's sales and marketing efforts for exports with the ANSAC exit being complete. In connection with the settlement agreement with ANSAC, Sisecam Chemicals continued to sell, at substantially lower volumes, product to ANSAC for export sales purposes, with a fixed rate per ton selling, general and administrative expense, and also fulfilled its obligation to purchase a limited amount of export logistics services in 2021. In connection with the settlement agreement with ANSAC, there remains sales commitments to ANSAC in 2022 where Sisecam Chemicals will continue to sell, at substantially lower volumes than 2021, product to ANSAC for export sales purposes, with a fixed rate per ton selling, general and administrative expense. Further, in 2022 there are no requirements to purchase export logistics services from ANSAC. The ANSAC exit allowed Sisecam Chemicals to improve the access to the customer and gain control over placement of its sales in the international marketplace in 2021. This enhanced view of the global market allows Sisecam Chemicals to better understand supply and demand fundamentals thus allowing better decision making for its business. Sisecam Chemicals continues to optimize its distribution network leveraging strengths of existing partners while expanding as our business requires in certain target areas.
A summary of the significant accounting policies is as follows:
Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Furthermore, we considered the impact of the COVID-19 pandemic on the use of estimates and assumptions used for financial reporting. While our year-to-date production has recovered from the negative impact of the COVID-19 pandemic, given we cannot predict the duration or the scope of the COVID-19 pandemic and its impact on our operations, the potential negative financial impact to our results cannot be reasonably estimated but could be material. As a result of these uncertainties, actual results could differ from those estimates and assumptions. If the economy or markets in which we operate become weaker than pre-COVID-19 levels, our business, financial condition and results of operations might be materially and adversely impacted.

Revenue Recognition - The Company’s revenues are recognized upon satisfaction of our performance obligations, that is, delivery and transfer of title to the product to our customers as discussed below. Additionally, the Company has made an accounting policy election to account for shipping and handling activities as fulfillment costs. We have one reportable segment and our revenue is derived from the sale of soda ash which is our sole and primary good and service.
Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. At contract inception, we assess the goods and services promised in contracts with customers and identify performance obligations for each promise to transfer to the customer, a good or service that is distinct. To identify the performance obligations, the Company considers all goods and services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. From its analysis, the Company determined that the sale of soda ash is currently its only performance obligation. Many of our customer volume commitments are short-term and our performance obligations for the sale of soda ash are generally limited to single purchase orders.
•When performance obligations are satisfied. Substantially all of our revenue is recognized at a point-in-time when control of goods transfers to the customer.
•Transfer of Goods. The Company uses standard shipping terms across each customer contract with very few exceptions. Control transfer occurs at the point at which the customer has the ability to direct the use of and obtain substantially all remaining benefits from the asset. The time at which delivery and transfer of title, and therefore control, occurs is the point when the product leaves our facilities for domestic customers, the point when the product reaches the port of loading for ANSAC sales, and the point when the product is placed on a vessel for other international customers, thereby rendering our performance obligation fulfilled. Until the ANSAC exit on December 31, 2020, the time at which delivery and transfer of title occurred for ANSAC sales had been the same as domestic customers.

•Payment Terms. The Company's payment terms vary by the type and location of our customers. The term between invoicing and when payment is due is not significant and consistent with typical terms in the industry.

•Variable Consideration. The Company recognizes revenue as the amount of consideration that we expect to receive in exchange for transferring promised goods or services to customers. We do not adjust the transaction price for the effects of a significant financing component, as the time period between control transfer of goods and services and expected payment is one year or less. At the time of sale, we estimate provisions for different forms of variable consideration (discounts, rebates, and pricing adjustments) based on historical experience, current conditions and contractual obligations, as applicable. The estimated transaction price is typically not subject to significant reversals. We adjust these estimates when the most likely amount of consideration we expect to receive changes, although these changes are typically immaterial.

•Returns, Refunds and Warranties. In the normal course of business, the Company does not accept returns, nor does it typically provide customers with the right to a refund.
•Freight. In accordance with FASB Accounting Standard Codification, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), the Company made a policy election to treat freight and related costs that occur after control of the related good transfers to the customer as fulfillment activities instead of separate performance obligations. Therefore, freight is recognized at the point in which control of soda ash has transferred to the customer.

Revenue Disaggregation. In accordance with ASC 606-10-50, the Company disaggregates revenue from contracts with customers into geographical regions. The Company determined that disaggregating revenue into these categories achieved the disclosure objectives to depict how the nature, timing, amount and uncertainty of revenue and cash flows are affected by economic factors. Refer to Note 14, “Segment Reporting,” for revenue disaggregated into geographical regions.

Revenue Contract Balances. The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities).

•Contract Assets At the point of shipping, the Company has an unconditional right to payment generally that is only dependent on the passage of time. In general, customers are billed and a receivable is recorded as goods are shipped. These billed receivables are reported as “Accounts Receivable, net” on the Consolidated Balance Sheets as of December 31, 2021 and December 31, 2020. There were no contract assets as of December 31, 2021 and December 31, 2020.

•Contract Liabilities There may be situations where customers are required to prepay for freight and insurance prior to shipment. The Company accounts for freight costs as fulfillment activities and therefore, such prepayments are considered a part of the single obligation to provide soda ash. In such instances, a contract liability for prepaid freight will be recorded.

Freight Costs - The Company includes freight costs billed to customers for shipments administered by the Company in gross sales. The related freight costs incurred by the Company along with cost of products sold are deducted from gross sales to determine gross profit.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market deposit accounts.

Accounts Receivable - We determine expected credit losses for recorded receivables based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

Inventory - Inventory is carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method for raw material and finished goods inventory and the weighted average cost method for stores inventory. Costs include raw materials, direct labor and manufacturing overhead. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

•Raw material inventory includes material, chemicals and natural resources being used in the mining and refining process.
•Finished goods inventory is the finished product soda ash.

•Stores inventory includes parts, materials and operating supplies which are typically consumed in the production of soda ash and currently available for future use. If the inventory has been used within the preceding twelve months, it is classified as current assets and remainder is classified as non-current assets.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of depreciable assets, using the straight-line method. The estimated useful lives applied to depreciable assets are as follows:

Useful Lives
Land improvements	10 years
Depletable land	15-60 years
Buildings and building improvements	10-30 years
Computer hardware	3-5 years
Machinery and equipment	5-20 years

The Company's policy is to evaluate property, plant, and equipment for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An indicator of potential impairment would include situations when the estimated future undiscounted cash flows are less than the carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and the carrying value of the asset.

Derivative Instruments and Hedging Activities - The Company may enter into derivative contracts from time to time to manage exposure to the risk of exchange rate changes on its foreign currency transactions, the risk of changes in natural gas prices, and the risk of the variability in interest rates on borrowings. Gains and losses on derivative contracts qualifying for hedge accounting are reported as a component of the underlying transactions. The Company follows hedge accounting for its hedging activities. All derivative instruments are recorded on the balance sheet at their fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon criteria established for hedge accounting under generally accepted accounting principles. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Any significant ineffective portion of the gain or loss is reported in earnings immediately. For derivatives not designated as hedges, the gain or loss is reported in earnings in the period of change. When the Partnership has natural gas physical forward contracts, they are accounted for under the normal purchases and normal sales scope exception.

The Company has interest rate swap contracts, designated as cash flow hedges, to mitigate our exposure to possible increases in interest rates. The swap contracts consist of three individual $12,500 swaps with an aggregate notional value of $37,500 at both December 31, 2021 and December 31, 2020. The swaps outstanding at December 31, 2021 have various maturities through 2024. At December 31, 2021, the Company anticipates that approximately $404 of losses currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next twelve months.

The Company has entered into natural gas financial forward contracts, designated as cash flow hedges, to mitigate volatility in the price of natural gas related to a portion of the natural gas we consume. These contracts generally have various maturities through 2024. These contracts had an aggregate notional value of $24,050 and $25,908 at December 31, 2021 and December 31, 2020, respectively. At December 31, 2021, it is anticipated that $5,330 of net gains currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next twelve months.

The following table presents the fair value of derivative assets and liabilities and the respective balance sheet locations as of:

	Assets				Liabilities
	December 31, 2021		December 31, 2020		December 31, 2021		December 31, 2020
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedges:
Interest rate swap contracts - current		$—		$—	Accrued Expenses	$188	Accrued Expenses	$196
Natural gas forward contracts - current	Other current assets	5,922	Other current assets	1,360	Accrued Expenses	592	Accrued Expenses	700
Interest rate swap contracts - non-current	Other non-current assets	131		—	Other non-current liabilities	222	Other non-current liabilities	1,077
Natural gas forward contracts - non-current	Other non-current assets	2,443	Other Non-current assets	876	Other non-current liabilities	1,438	Other non-current liabilities	191
Total derivatives designated as hedging instruments		$8,496		$2,236		$2,440		$2,164

Income Tax - The Company is organized as a pass-through entity for federal income tax purposes and therefore are not subject to federal or certain state income taxes. As a result, our members are responsible for income taxes based on their respective share of taxable income. Net income for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the membership agreement.

Reclamation Costs - The Company is obligated to return the land beneath its refinery and tailings ponds to its natural condition upon completion of operations and is required to return the land beneath its rail yard to its natural condition upon termination of the various lease agreements.
The Company accounts for its land reclamation liability as an asset retirement obligation, which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The estimated original liability calculated in 1996 for the refinery and tailing ponds was calculated based on the estimated useful life of the mine, which was 80 years, and on external and internal estimates as to the cost to restore the land in the future and state regulatory requirements. The liability was discounted using a weighted average credit-adjusted risk-free rate of approximately 6% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.

The Company has constructed a rail yard to facilitate loading and switching of rail cars. The Company is required to restore the land on which the rail yard is constructed to its natural conditions. The original estimated liability for restoring the rail yard to its natural condition was calculated based on the land lease life of 30 years and on external and internal estimates as to the cost to restore the land in the future. The liability is discounted using a credit-adjusted risk-free rate of 4.2% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

The Company measures certain financial and non-financial assets and liabilities at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. Fair value disclosures are reflected in a three-level hierarchy, maximizing the use of observable inputs and minimizing the use of unobservable inputs.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative financial instruments and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the nature of such instruments. Our long-term debt and derivative financial instruments are measured at their fair values with Level 2 inputs based on quoted market values for similar but not identical financial instruments.

The carrying value of the Sisecam Wyoming Credit Facility materially reflects the fair value as the rate is variable and its key terms are similar to indebtedness with similar amounts, durations and credit risks. The carrying value of the Sisecam Wyoming Equipment Financing Arrangement materially reflects the fair value as its key terms are similar to indebtedness with similar amounts, durations and credit risks that are currently available to the Company. See Note 8, “Debt,” for additional information on our debt arrangements.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Fair value accounting requires that these financial assets and liabilities be classified into one of the following three categories:

•Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.
•Level 2-inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
•Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Subsequent Events - The Company has evaluated all subsequent events through March 15, 2022, the date the financial statements were available to be issued. See Note 15, "Subsequent Events," for additional information.

Recently Issued and Adopted Accounting Standards - In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”)

providing temporary guidance to ease the potential burden in accounting for reference rate reform primarily resulting from the discontinuation of the London Inter-bank Offered Rate (“LIBOR”), which occurred on December 31, 2021 except U.S. Dollar LIBOR, which is expected to occur on June 30, 2023. The amendments in ASU 2020-04 are elective and apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The new guidance provides the following optional expedients: (i) simplifies accounting analyses under current GAAP for contract modifications; (ii) simplifies the assessment of hedge effectiveness and allows hedging relationships affected by reference rate reform to continue; and (iii) allows a one-time election to sell or transfer debt securities classified as held to maturity that reference a rate affected by reference rate reform. An entity may elect to apply the amendments prospectively from March 12, 2020 through December 31, 2022 by accounting topic. The Company evaluated ASU 2020-04 and concluded that there was no impact to the Company’s financial statements.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”) to clarify that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment (commonly referred to as the discounting transition) are in the scope of ASC 848. The amendments also clarify other aspects of the guidance in ASC 848 and addresses the effects of the cash compensation adjustment provided in the discounting transition on certain aspects of hedge accounting. The guidance in ASC 848 also allows entities to make a one-time election to sell and/or transfer to available for sale or trading any held-to-maturity debt securities that refer to an interest rate affected by reference rate reform and were classified as held to maturity before January 1, 2020. The original guidance and the recently issued ASU are effective as of their issuance dates. The relief provided is temporary and generally cannot be applied to contract modifications that occur after December 31, 2022 or hedging relationships entered into or evaluated after that date. However, the FASB has indicated that it will revisit the sunset date in ASC 848 after the LIBOR administrator makes a final decision on a phaseout date. The LIBOR administrator recently extended the publication of the overnight and the one-, three-, six- and 12-month U.S. Dollar LIBOR settings through June 30, 2023, when many existing contracts that reference LIBOR will have expired. The Company evaluated ASU 2021-01 and concluded that there was no impact to the Company’s financial statements.

3. ACCOUNTS RECEIVABLE, NET
Accounts receivable, net as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Trade receivables, net	$109,677	$32,569
Other receivables	7,208	8,044
Total	$116,885	$40,613
The increase in trade receivables, net of allowances at December 31, 2021 compared to December 31, 2020, is primarily due to the receivables from ANSAC being included in the balance at December 31, 2021, while classified as accounts receivable (affiliates) at December 31, 2020, as well as more sales in the three months ended December 31, 2021 compared to the same period ended December 31, 2020.

4. INVENTORY
Inventory as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Raw materials	$10,521	$9,855
Finished goods	9,247	13,357
Stores inventory, current	10,298	10,244
Total	$30,066	$33,456

The decrease in finished goods inventory at December 31, 2021 compared to December 31, 2020 is primarily due to the buildup of inventory to facilitate Sisecam Chemicals’ exit from ANSAC on December 31, 2020.

5. PROPERTY, PLANT, AND EQUIPMENT, NET
Property, plant, and equipment as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Land and land improvements	$192	$192
Depletable land	2,957	2,957
Buildings and building improvements	164,254	163,483
Computer hardware	5,589	5,328
Machinery and equipment	686,630	681,570
Total	859,622	853,530
Less accumulated depreciation, depletion and amortization	(653,258)	(625,219)
Total net book value	206,364	228,311
Construction in progress	59,668	40,279
Property, plant, and equipment, net	$266,032	$268,590
Depreciation, depletion and amortization expense on property, plant, and equipment was $30,049, $27,399, and $26,175 for the years ended December 31, 2021, 2020 and 2019, respectively.
The increase in construction in progress from December 31, 2020 to December 31, 2021 is due to the construction of mine ventilation and housing for the switchgear.

6. OTHER NON-CURRENT ASSETS
Other non-current assets as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Stores inventory, non-current	$20,524	$18,630
Internal-use software, net of accumulated amortization	5,691	5,674
Other	4,963	1,114
Total	$31,178	$25,418
During the years ended December 31, 2021, 2020 and 2019, in accordance with ASC 350-40, Internal Use Software, we capitalized $869, $488, and $596, respectively, of certain internal use software development costs. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and infrastructure development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These software development costs are amortized on a straight-line basis over the estimated useful life of five to ten years under depreciation and amortization expense which is included in the cost of products sold financial statement line item of the statements of operations. During the years ended December 31, 2021, 2020 and 2019, we amortized internal use software development costs of $853, $725, and $699, respectively. Amortization for these internal use software development costs is expected to be approximately $832 per year.

7. ACCRUED EXPENSES
Accrued expenses as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Accrued capital expenditures	$2,873	$1,271
Accrued employee compensation & benefits	8,991	7,462
Accrued energy costs	7,009	5,070
Accrued royalty costs	7,571	8,062
Accrued other taxes	4,236	5,030
Accrued derivatives	781	896
Other accruals	9,087	5,281
Total	$40,548	$33,072

8. DEBT
Long-term debt as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Sisecam Wyoming Equipment Financing Arrangement Security Note Number 001 with maturity date of March 26, 2028, fixed interest rate of 2.479%	$24,569	$27,552
Sisecam Wyoming Equipment Financing Arrangement Security Note Number 002 with maturity date of December 17, 2026, fixed interest rate of 2.4207%	29,000	N/A
Sisecam Wyoming Credit Facility, secured principal expiring on October 28, 2026, variable interest rate as a weighted average rate of 1.82% at December 31, 2021	70,000	N/A
Prior Sisecam Wyoming Credit Facility, secured principal expiring on August 1, 2022, variable interest rate as a weighted average rate of 2.25% at December 31, 2020	—	102,500
Total debt	123,569	130,052
Less current portion of long-term debt	8,587	2,983
Total long-term debt	$114,982	$127,069

Aggregate maturities required on long-term debt at December 31, 2021 are due in future years as follows:

2022	$8,630
2023	8,843
2024	9,062
2025	9,285
2026	79,515
Thereafter	8,410
Total	$123,745

Sisecam Wyoming Equipment Financing Arrangement
Master Loan and Security Agreement:
On March 26, 2020, Sisecam Wyoming and Banc of America Leasing & Capital, LLC, as lender (the “Equipment Financing Lender”), entered into an equipment financing arrangement (“Sisecam Wyoming Equipment Financing Arrangement”), including a Master Loan and Security Agreement, dated as of March 25, 2020 (as amended, the “Master Agreement”) and an Equipment Security Note Number 001, dated as of March 25, 2020 (the “Sisecam Wyoming Equipment Financing Arrangement Security Note Number 001,” or the “Initial Secured Note”), which provides the terms and conditions for the debt financing of certain equipment related to Sisecam Wyoming’s natural gas-fired turbine co-generation facility that became operational in March 2020. Each equipment financing entered into under the Sisecam Wyoming Equipment Financing Arrangement will be evidenced by the execution of one or more equipment notes (including the Initial Secured Note) that incorporate the terms and conditions of the Master Agreement (each, an

“Equipment Note”). In order to secure the payment and performance of Sisecam Wyoming’s obligations under the Sisecam Wyoming Equipment Financing Arrangement, Sisecam Wyoming granted to the Equipment Financing Lender a continuing security interest in all of Sisecam Wyoming’s right, title and interest in and to the Equipment (as defined in the Master Agreement) and certain related collateral.

On October 28, 2021, in connection with the entry into the Sisecam Wyoming Credit Facility (which replaced the Prior Sisecam Wyoming Credit Facility), Sisecam Wyoming and the Equipment Financing Lender entered into an amendment to the Master Agreement, in order to amend and restate all covenants that are based upon a specified level or ratio relating to assets, liabilities, indebtedness, rentals, net worth, cash flow, earnings, profitability, or any other accounting-based measurement or test to conform with the Sisecam Wyoming Credit Facility.

On December 17, 2021, Sisecam Wyoming and the Equipment Financing Lender entered into Amendment Number 001 to the Initial Secured Note (“First Amendment to the Initial Secured Note”). The First Amendment to the Initial Secured Note, provides among other things: (i) upon the occurrence of an early full payoff of the Second Secured Note (as defined below), Sisecam Wyoming shall simultaneously pay, in full, the outstanding amount of the Initial Secured Note and (ii) Sisecam Wyoming grants to Equipment Financing Lender a security interest in all collateral securing the Second Secured Note to secure Sisecam Wyoming’s obligations under the Initial Secured Note.

At December 31, 2021, Sisecam Wyoming was in compliance with all financial covenants of the Sisecam Wyoming Equipment Financing Arrangement.

The Sisecam Wyoming Equipment Financing Arrangement:

(1) incorporates all covenants in the Sisecam Wyoming Credit Facility (as defined below), now or hereinafter existing, or in any applicable replacement credit facility accepted in writing by the Equipment Financing Lender, that are based upon a specified level or ratio relating to assets, liabilities, indebtedness, rentals, net worth, cash flow, earnings, profitability, or any other accounting-based measurement or test, and (2) includes customary events of default subject to applicable grace periods, including, among others, (i) payment defaults, (ii) certain mergers or changes in control of Sisecam Wyoming, (iii) cross defaults with certain other indebtedness (a) to which the Equipment Financing Lender is a party or (b) to third parties in excess of $10 million, and (iv) the commencement of certain insolvency proceedings or related events identified in the Master Agreement. Upon the occurrence of an event of default, in its discretion, the Equipment Financing Lender may exercise certain remedies, including, among others, the ability to accelerate the maturity of any Equipment Note such that all amounts thereunder will become immediately due and payable, to take possession of the Equipment identified in any Equipment Note, and to charge Sisecam Wyoming a default rate of interest on all then outstanding or thereafter incurred obligations under the Sisecam Wyoming Equipment Financing Arrangement:

Among other things, Security Note Number 001:
•was executed on March 25, 2020;
•has a principal amount of $30,000,000;
•has a maturity date of March 26, 2028;
•shall be payable by Sisecam Wyoming to the Equipment Financing Lender in 96 consecutive monthly installments of principal and interest commencing on April 26, 2020 and continuing thereafter until the maturity date of the Initial Secured Note, which shall be in the amount of approximately $307,000 for the first 95 monthly installments and approximately $4,307,000 for the final monthly installment; and
•entitles Sisecam Wyoming to prepay all (but not less than all) of the outstanding principal balance of the Initial Secured Note (together with all accrued interest and other charges and amounts owed thereunder) at any time after one (1) year from the date of the Initial Secured Note, subject to Sisecam Wyoming paying to the

Equipment Financing Lender an additional prepayment amount determined by the amount of principal balance prepaid and the date such prepayment is made.

In connection with the Second Sisecam Wyoming Amendment (as defined below), the Master Agreement was amended to incorporate, among other things, the modified covenants set forth in the Second Sisecam Wyoming Amendment related to consolidated leverage ratios of Sisecam Wyoming.

In December 2021 a waiver was obtained to accommodate the CoC Transaction.

First Amendment to Security Note Number 001:

On December 17, 2021, Sisecam Wyoming and the Equipment Financing Lender entered into Amendment Number 001 to the Initial Secured Note (“First Amendment to the Initial Secured Note”). The First Amendment to the Initial Secured Note, provides among other things: (i) upon the occurrence of an early full payoff of the Second Secured Note, Sisecam Wyoming shall simultaneously pay, in full the outstanding amount of the Initial Secured Note and (ii) Sisecam Wyoming grants to Equipment Financing Lender a security interest in all collateral securing the Second Secured Note to secure Sisecam Wyoming’s obligations under the Initial Secured Note.

Sisecam Wyoming’s balance under the Sisecam Wyoming Equipment Financing Arrangement at December 31, 2021 was $24.7 million ($24.6 million net of financing costs).

Among other things, Security Note Number 002:
•was executed on December 17, 2021
•has a principal amount of $29,000,000;
•has a maturity date of December 17, 2026;
•shall be payable by Sisecam Wyoming to the Equipment Financing Lender in 60 consecutive monthly installments of principal and interest commencing on January 17, 2022 and continuing thereafter until the maturity date of the Second Secured Note, which shall be in the amount of approximately $513,660 for each monthly installment;
•entitles Sisecam Wyoming to prepay all (but not less than all) of the outstanding principal balance of the Second Secured Note (together with all accrued interest and other charges and amounts owed thereunder) at any time after one (1) year from the date of the Second Secured Note, subject to Sisecam Wyoming paying to the Equipment Financing Lender an additional prepayment amount determined by the amount of principal balance prepaid and the date such prepayment is made and subject to Sisecam Wyoming simultaneously paying, in full, the outstanding amount of the Initial Secured Note as discussed above; and
•upon the occurrence of full payoff of Initial Secured Note dated as of March 25, 2020 under the Master Agreement, Sisecam Wyoming shall simultaneously pay, in full, the outstanding amount of this Second Secured Note.

Sisecam Wyoming Credit Facility
On October 28, 2021, Sisecam Wyoming entered into a new $225.0 million senior secured revolving credit facility (the “Sisecam Wyoming Credit Facility”) with each of the lenders listed on the respective signature pages thereof and Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer. The Sisecam Wyoming Credit

Facility matures on October 28, 2026. On closing, the amount drawn under this new Sisecam Wyoming Credit Facility approximated the amount outstanding under the Prior Sisecam Wyoming Credit Facility at September 30, 2021.

The Sisecam Wyoming Credit Facility provides, among other things:
•a sublimit up to $40.0 million for the issuance of standby letters of credit and a sublimit up to $20.0 million for swingline loans;
•an accordion feature that enables Sisecam Wyoming to increase the revolving borrowings under the Sisecam Wyoming Credit Facility by up to an additional $250.0 million (subject to certain conditions);
•in addition to the aforementioned revolving borrowings, an ability to incur up to $225 million of additional term loan facility indebtedness to finance Sisecam Wyoming’s capacity expansion capital expenditures; (subject to certain conditions);
•a pledge by Sisecam Wyoming of substantially all of Sisecam Wyoming’s assets (subject to certain exceptions), including: (i) all present and future shares of any subsidiaries of Sisecam Wyoming (whether now existing or hereafter created) and (ii) all personal property of Sisecam Wyoming (subject to certain conditions);
•contains various covenants and restrictive provisions that limit (subject to certain exceptions) Sisecam Wyoming’s ability to: (i) incur certain liens or permit them to exist; (ii) incur or guarantee additional indebtedness; (iii) make certain investments and acquisitions related to Sisecam Wyoming’s operations in Wyoming); (iv) merge or consolidate with another company; (v) transfer, sell or otherwise dispose of assets, (vi) make distributions; (vii) change the nature of Sisecam Wyoming’s business; and (viii) enter into certain transactions with affiliates;
•a requirement to maintain a quarterly consolidated leverage ratio of not more than 3.25:1:00; provided, however, subject to certain conditions, Sisecam Wyoming shall have the ability to increase the maximum consolidated leverage ratio to 3.75:1.00 for a year while Sisecam Wyoming is undertaking capacity expansion capital expenditures;
•a requirement to maintain a quarterly consolidated interest coverage ratio of not less than 3.00:1.00; and
•customary events of default including (i) failure to make payments required under the Sisecam Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios, (iii) the occurrence of a voluntary change of control, as a result of which Sisecam Wyoming is directly or indirectly controlled by persons or entities not currently directly or indirectly controlling Sisecam Wyoming, (iv) the institution of insolvency or similar proceedings against Sisecam Wyoming, and (v) the occurrence of a cross default under any other material indebtedness Sisecam Wyoming may have. Upon the occurrence of an event of default, in their discretion, the Sisecam Wyoming Credit Facility lenders may exercise certain remedies, including, among others, accelerating the maturity of any outstanding loans, accrued and unpaid interest and all other amounts owing and payable such that all amounts thereunder will become immediately due and payable, and if not timely paid upon such acceleration, to charge Sisecam Wyoming a default rate of interest on all amounts outstanding under the Sisecam Wyoming Credit Facility. However, upon the occurrence of an involuntary change of control of Sisecam Wyoming, and after the passage of time as specified in the Sisecam Wyoming Credit Facility, Sisecam Wyoming’s debt thereunder would be accelerated.
In addition, loans under the Sisecam Wyoming Credit Facility (other than any swingline loans) will bear interest at Sisecam Wyoming’s option at either:
•a base rate, which equals the highest of (i) Bank of America’s prime rate, (ii) the federal funds rate then in effect on such day, plus 0.50%; (iii) one-month Bloomberg Short-Term Bank Yield Index (“BSBY”) adjusted daily rate, plus 1.0%; and (iv) 1.0%, plus, in each case, an applicable margin range from 0.50% to 1.75% based on the consolidated leverage ratio of Sisecam Wyoming; or

•a BSBY rate for interest periods of one, three or six months, plus, in each case, an applicable margin range from 1.50% to 2.75% based on the consolidated leverage ratio of Sisecam Wyoming.

In addition, if a BSBY rate ceases to exist for any period, loans under the Sisecam Wyoming Credit Facility will bear interest based on alternative indexes (including the secured overnight financing rate), plus an applicable margin.

The unused portion of the Sisecam Wyoming Credit Facility is subject to a per annum commitment fee and the applicable margin of the interest rate under the Sisecam Wyoming Credit Facility will be determined as follows:

Pricing Tier	Leverage Ratio	BSBY Rate Loans	Base Rate Loans	Commitment Fee
1	< 1.25:1.0	1.500%	0.500%	0.225%
2	≥ 1.25:1.0 but < 1.75:1.0	1.750%	0.750%	0.250%
3	≥ 1.75:1.0 but < 2.25:1.0	2.000%	1.000%	0.275%
4	≥ 2.25:1.0 but < 3.00:1.0	2.250%	1.250%	0.300%
5	≥ 3.00:1.0 but < 3.50:1.0	2.500%	1.500%	0.325%
6	≥ 3.50:1.0	2.750%	1.750%	0.350%

The Sisecam Wyoming Credit Facility permits the consolidated leverage ratio as of the end of each fiscal quarter of Sisecam Wyoming, commencing with the fiscal quarter ending December 31, 2021, to be greater than 3.25: 1.0; provided, however, during the Specified Capital Expansion Holiday, the lenders shall not permit the consolidated leverage ratio as of the end of each fiscal quarter of Sisecam Wyoming to be greater than 3.75:1.00. “Specified Capital Expansion Holiday” means the period consisting of four (4) full fiscal quarters after the Sisecam Wyoming has (i) made capital expenditures related to the Specified Capital Expansion (or other capital expansion project approved by the board of directors, board of managers or equivalent governing body of Sisecam Wyoming) of at least $200.0 million and (ii) provided written notice to the administrative agent that Sisecam Wyoming is electing to initiate such Specified Capital Expansion Holiday. “Specified Capital Expansion” means expansion activities related to the lenders’ soda ash operations in Wyoming which have been approved in writing by the Sisecam Wyoming’s board of directors, board of managers or equivalent governing body. The Sisecam Wyoming Credit Facility permits the consolidated interest coverage ratio as of the end of any fiscal quarter of Sisecam Wyoming, commencing with the fiscal quarter ending December 31, 2021, to be less than 3.00:1.00.

In connection with the CoC Transaction (as defined in Note 1 above), on December 17, 2021, Sisecam Wyoming entered into the First Amendment (“First Amendment”) to its $225.0 million senior secured revolving credit facility, dated as of October 28, 2021 (as amended, the “Sisecam Wyoming Credit Facility”), with each of the lenders listed on the respective signature pages thereof and Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer. Pursuant to the First Amendment, the definition of “Change of Control” under the Credit Facility was revised to reflect that the updated indirect ownership of Sisecam Resources LP and Sisecam GP as contemplated by the CoC Transaction will not cause a Change of Control under the Sisecam Wyoming Credit Facility so long as the CoC Transaction occurs prior to March 31, 2022. The CoC Transaction did not cause a change in control event under the Credit Facility.

Management is not aware of any current circumstances that would result in an event of default under the Sisecam Wyoming Credit Facility at December 31, 2021 or in the next twelve months.
Prior Sisecam Wyoming Credit Facility

On August 1, 2017, Sisecam Wyoming entered into a credit agreement (as amended, the “Prior Sisecam Wyoming Credit Facility” and together with the Sisecam Wyoming Equipment Financing Arrangement, the “Prior Sisecam Wyoming Debt Agreements”) with each of the lenders listed on the respective signature pages thereof and PNC Bank, National Association (“PNC Bank”), as administrative agent, swing line lender and a Letter of Credit (“L/C”) issuer. The Prior

Sisecam Wyoming Credit Facility was a $225.0 million senior revolving credit facility with a syndicate of lenders, which matured on the fifth anniversary of the closing date of such credit facility. The Prior Sisecam Wyoming Credit Facility provided for revolving loans to fund working capital requirements, and capital expenditures, to consummate permitted acquisitions and for all other lawful partnership purposes. The Prior Sisecam Wyoming Credit Facility had an accordion feature that allowed Sisecam Wyoming to increase the available revolving borrowings under the facility by up to an additional $75.0 million, subject to Sisecam Wyoming receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. In addition, the Prior Sisecam Wyoming Credit Facility includes a sublimit up to $20.0 million for same-day swing line advances and a sublimit up to $40.0 million for letters of credit.

On July 27, 2020, the Prior Sisecam Wyoming Credit Facility was further amended (the “July 2020 Sisecam Wyoming Amendment”) to increase Sisecam Wyoming’s financial and liquidity flexibility due to COVID-19. The July 2020 Sisecam Wyoming Amendment, among other things, (i) increased, for a limited period, certain restrictive debt covenants that require Sisecam Wyoming and its subsidiaries to maintain certain leverage ratios and interest coverage ratios at the end of each period, (ii) provided a tiered interest rate structure based on applicable covenant ratios and established a 0.5% interest floor, (iii) effectuated changes to collateral restricted disbursements and covenanted to give security if covenant ratios are equal to or above certain levels. The July 2020 Sisecam Wyoming Amendment also provided for covenants to restrict certain payments and to give security in certain personal property of Ciner Wyoming following a fiscal quarter in which the leverage ratio is equal to or higher than 3.50:1.0, so long as the applicable leverage ratio limit is otherwise adhered to. Any such security would be released upon achievement of a leverage ratio less than 2.00:1.0 at the end of any quarter.

In addition, the Prior Sisecam Wyoming Credit Facility contained various covenants and restrictive provisions that limit (subject to certain exceptions) Sisecam Wyoming’s ability to:
•make distributions on or redeem or repurchase units;
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•incur certain liens or permit them to exist;
•enter into certain types of transactions with affiliates of Sisecam Wyoming;
•merge or consolidate with another company; and
•transfer, sell or otherwise dispose of assets.
The July 2020 Sisecam Wyoming Amendment also required quarterly maintenance of a certain leverage ratio and an interest coverage ratio of not less than 3.00:1.0. On October 28, 2021, Sisecam Wyoming terminated the Prior Sisecam Wyoming Credit Facility and entered into the Sisecam Wyoming Credit Facility as described above.

WE Soda and Ciner Enterprises Facilities Agreement

On August 1, 2018, Ciner Enterprises, the entity that, prior to the CoC Transaction, indirectly owned and controlled Sisecam Wyoming, refinanced its existing credit agreement and entered into a new facilities agreement, to which WE Soda and Ciner Enterprises (as borrowers), and KEW Soda, WE Soda, WE Soda Kimya Yatırımları Anonim Şirketi, Ciner Kimya Yatırımları Sanayi ve Ticaret Anonim Şirketi, Ciner Enterprises, SCW LLC, and Sisecam Chemicals (as original guarantors and together with the borrowers, the “Ciner Obligors”), were parties (as amended and restated or otherwise modified, the “Facilities Agreement”), and certain related finance documents.

On February 20, 2022, the Facilities Agreement was refinanced and Ciner Enterprises, SCW LLC, and Sisecam Chemicals were released from being Obligors of the Facilities Agreement and are not a party to the WE Soda refinanced agreement.

9. OTHER NON-CURRENT LIABILITIES
Other non-current liabilities as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Reclamation reserve	$7,993	$7,337
Derivative instruments and hedges, fair value liabilities	1,660	1,268
Other	114	102
Total	$9,767	$8,707
Details of the reclamation reserve shown above are as follows:

	2021	2020
Reclamation reserve at beginning of year	$7,337	$5,672
Accretion expense	409	322
Reclamation adjustment (1)	247	1,343
Reclamation reserve at end of year	$7,993	$7,337

(1) The reclamation costs are periodically evaluated for adjustments by the Wyoming Department of Environmental Quality. See Note 12 “Commitments and Contingencies,” “Mine Permit Bonding Commitment” for additional information on our reclamation reserve at December 31, 2021 and 2020.

10. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit plans offered and administered by Sisecam Chemicals and is allocated its portions of the annual costs related thereto. The specific plans are as follows:

Retirement Plans - Benefits provided under the retirement plans for salaried employees and hourly employees (the “Retirement Plans”) are based upon years of service and average compensation for the highest 60 consecutive months of the employee’s last 120 months of service, as defined. The Retirement Plans cover substantially all full-time employees hired before May 1, 2001. Sisecam Chemicals’ Retirement Plans had a net liability balance of $32,843 and $55,157 at December 31, 2021 and December 31, 2020, respectively. Sisecam Chemicals’ current funding policy is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution. The Company’s allocated portion of the Retirement Plans' net periodic pension (benefit) cost for the years ended December 31, 2021, 2020 and 2019 was $(2,723), $(1,260), and $994, respectively. The variation in annual pension (benefit) cost was driven by a better-than-expected return on assets and lower interest expense assumptions.
Savings Plan -The 401(k) retirement plan (the “401(k) Plan”) covers all eligible hourly and salaried employees. Eligibility is limited to all domestic residents and any foreign expatriates who are in the United States indefinitely. The 401(k) Plan permits employees to contribute specified percentages of their compensation, while the Company makes contributions based upon specified percentages of employee contributions. Participants hired on or subsequent to May 1, 2001, will receive an additional contribution from the Company based on a percentage of the participant’s base pay. Contributions made to the 401(k) Plan for the years ended December 31, 2021, 2020, and 2019 were $3,356, $3,366, and $3,032, respectively.

Postretirement Benefits - Most of the Company’s employees hired before January 2, 2017 are eligible for postretirement benefits other than pensions if they reach age 58 while still employed with at least 10 years of service.

The postretirement benefits are accounted for by Sisecam Chemicals on an accrual basis over an employee’s period of service. The postretirement plan, excluding pensions, is not funded, and Sisecam Chemicals has the right to modify or terminate the plan. The post-retirement plan had a net unfunded liability of $10,695 and $13,128 on December 31, 2021 and December 31, 2020, respectively.

The Company's allocated portion of postretirement cost (benefit) for the years ended December 31, 2021, 2020 and 2019, was $871, $1,233, and $(2,152), respectively. The postretirement benefit for the Partnership in 2019 is due to Sisecam Chemicals amending its postretirement benefit plan in prior years.

11. ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME

Accumulated other comprehensive (loss)/income as of December 31, 2021, 2020 and 2019 consisted of the following:

	Interest Rate Swap Contracts	Natural Gas Forwards Contracts	Total

BALANCE at December 31, 2018	$(319)	$(7,172)	$(7,491)
Other comprehensive (loss)/income before reclassification	(711)	1,085	374
Amounts reclassified from accumulated other comprehensive income	175	1,063	1,238
Net current-period other comprehensive (loss)/income	(536)	2,148	1,612
BALANCE at December 31, 2019	$(855)	$(5,024)	$(5,879)
Other comprehensive (loss)/income before reclassification	(1,253)	3,762	2,509
Amounts reclassified from accumulated other comprehensive income	835	2,607	3,442
Net current-period other comprehensive (loss)/income	(418)	6,369	5,951
BALANCE at December 31, 2020	$(1,273)	$1,345	$72
Other comprehensive income before reclassification	205	5,692	5,897
Amounts reclassified from accumulated other comprehensive income/(loss)	702	(702)	—
Net current-period other comprehensive income	907	4,990	5,897
BALANCE at December 31, 2021	$(366)	$6,335	$5,969
The components of other comprehensive income/(loss), that have been reclassified out of Accumulated other comprehensive income/loss consisted of the following:

	2021	2020	2019	Affected Line Items on the Statements of Operations and Comprehensive Income
Details about other comprehensive income/(loss) components:
Gains/(losses) on cash flow hedges:
Interest rate swap contracts	$702	$835	$175	Interest expense
Commodity hedge contracts	(702)	2,607	1,063	Cost of products sold
Total reclassifications for the period	$—	$3,442	$1,238

12. COMMITMENTS AND CONTINGENCIES

Lease and License Commitments

The Company leases and licenses mineral rights from the U.S. Bureau of Land Management, the state of Wyoming, Rock Springs Royalty Company, LLC (“RSRC”) an affiliate of Occidental Petroleum Corporation (formerly an affiliate of Anadarko Petroleum Corporation), and other private parties which provide for royalties based upon production volume.

The Company has a perpetual right of first refusal with respect to these leases and license and intends to continue renewing the leases and license as has been its practice.

The Company entered into a 10-year rail yard switching and maintenance agreement on December 1, 2011. Under the agreement, the rail-switching services are provided at the Company’s rail yard. The Company’s rail yard is constructed on land leased by the third party from Rock Springs Grazing Association and on land that the third party holds an easement from Sweetwater Surface LLC. The land lease is renewable every five years for a total period of thirty years, while the Sweetwater Surface LLC easement is perpetual. The Company has agreed with the third party for the assignment of the lease and easement to the Company at any time during the land lease term. An immaterial annual rental is paid under the easement and lease. On December 1, 2021, the Company entered into a new 10-year agreement for rail yard switching and maintenance services.

As of December 31, 2021, the total minimum contractual rental commitments under the Company’s various operating leases, including renewal periods is approximately $1,640 with the amount due in any of the next five years being immaterial.

Sisecam Chemicals typically enters into operating lease contracts with various lessors for rail cars to transport product to customer locations and warehouses. Rail car leases under these contractual commitments range for periods from one to ten years. Sisecam Chemicals’ obligation related to these rail car leases are $8,367 in 2022, $5,021 in 2023, $3,443 in 2024, $2,231 in 2025, $1,620 in 2026 and $478 thereafter. Total lease expense allocated to the Company from Sisecam Chemicals was approximately $10,583, $11,304, and $11,770 for the years ended December 31, 2021, 2020 and 2019, respectively, and is recorded in freight costs.
Purchase Commitments - We have financial natural gas supply contracts to mitigate volatility in the price of natural gas. As of December 31, 2021, these contracts totaled approximately $24,050 for the purchase of a portion of our natural gas requirements over approximately the next three years. The supply purchase agreements have specific commitments of $14,081 in 2022, $4,317 in 2023, and $5,652 in 2024. The Company has a separate contract that expired in 2021 and renews annually thereafter, for the transportation of natural gas with an average minimum annual cost of approximately $4.0 million per year.

Legal and Environmental Matters- From time to time we are party to various claims and legal proceedings related to our business. Although the outcome of these proceedings cannot be predicted with certainty, management does not currently expect any such legal proceedings we may be involved in from time to time to have a material effect on our business, financial condition and results of operations. We cannot predict the nature of any future claims or proceedings, nor the ultimate size or outcome of any such claims and legal proceedings and whether any damages resulting from them will be covered by insurance.

Mine Permit Bonding Commitment - Our operations are subject to oversight by the Land Quality Division of Wyoming Department of Environmental Quality (“WDEQ”). Our principal mine permit issued by the Land Quality Division, requires the Company to provide financial assurances for our reclamation obligations for the estimated future cost to reclaim the area of our processing facility, surface pond complex and on-site sanitary landfill. The Company provides such assurances through a third-party surety bond (the “Surety Bond”). According to the annual recalculation and submittal, the Surety Bond amount was $41.8 million and $36.2 million at December 31, 2021 and 2020, respectively. The amount of such assurances that we are required to provide is subject to change upon annual recalculation according to Department of Environmental Quality’s Guideline 12, annual site inspection and subsequent evaluation/approval by the WDEQ’s Land Quality Division.

13. AGREEMENTS AND TRANSACTIONS WITH AFFILIATES

Agreements and transactions with affiliates have a significant impact on the Company’s financial statements because the Company is a subsidiary and investee within two different global group structures. Agreements directly between the Company and other affiliates, or indirectly between affiliates that the Company does not control, can have a significant impact on recorded amounts or disclosures in the Company's financial statements, including any commitments and contingencies between the Company and affiliates, or potentially, third parties.

Sisecam Chemicals was the exclusive sales agent for the Company and through its membership in ANSAC, through December 31, 2020, Sisecam Chemicals had responsibility for promoting and increasing the use and sale of soda ash and other refined or processed sodium products produced. Through December 31, 2020, ANSAC served as the primary international distribution channel for the Company and two other U.S. manufacturers of trona-based soda ash. ANSAC operated on a cooperative service-at-cost basis to its members such that typically any annual profit or loss is passed through to the members. As previously disclosed as part of its strategic initiative to gain better direct access and control of international customers and logistics and the ability to leverage the expertise of Ciner Group, the world’s largest natural soda ash producer, effective as of the end of day on December 31, 2020, Sisecam Chemicals exited ANSAC (the “ANSAC termination date”) and ANSAC has no longer been an affiliate since January 1, 2021. Through in part the Partnership’s affiliates, the Company has amongst other things: (i) obtained its own international customer sales arrangements for 2021, (ii) obtained third-party export port services, and (iii) chartered and executed its own international product delivery. For the year ended December 31, 2021, the total logistic services, which are included in cost of products sold, from affiliates were approximately $3,468.

Although ANSAC has historically been our largest customer, the impact of Sisecam Chemicals' exit from ANSAC on our net sales, net income and liquidity was limited. With a low-cost position and improved access to international customers and control over placement of its sales in the international marketplace and logistics, we have adequately replaced these net sales made under the former agreement with ANSAC. Since January 1, 2021, Sisecam Chemicals has managed the Company’s sales and marketing activities for exports with the ANSAC exit being complete. Sisecam Chemicals leveraged the distributor network established by the Ciner Group in 2021 and continues to evaluate the distribution network and independent third-party distribution partners to optimize our reach into each market.

Selling, general and administrative expenses also include amounts charged to the Company by its affiliates principally consisting of salaries, benefits, office supplies, professional fees, travel, rent and other costs of certain assets used by the Company. On October 23, 2015, the Company entered into a Services Agreement (the “Services Agreement”) with our general partner and Sisecam Chemicals. Pursuant to the Services Agreement, Sisecam Chemicals has agreed to provide the Company with certain corporate, selling, marketing, and general and administrative services, in return for which the Company has agreed to pay Sisecam Chemicals an annual management fee and reimburse Sisecam Chemicals for certain third-party costs incurred in connection with providing such services. In addition, under the limited liability company agreement governing Sisecam Wyoming, Sisecam Wyoming reimburses us for employees who operate our assets and for support provided to Sisecam Wyoming. These transactions do not necessarily represent arm's length transactions and may not represent all costs if Sisecam Wyoming operated on a standalone basis.

The total selling, general and administrative costs charged to the Company by affiliates for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Sisecam Chemicals	$16,494	$15,659	$14,233
ANSAC (1)	N/A	1,362	3,508
Sisecam LP	141	377	663
Total selling, general and administrative expenses - affiliates	$16,635	$17,398	$18,404

(1) ANSAC allocates its expenses to its members using a pro rata calculation based on sales.
Net sales to affiliates for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
ANSAC	N/A	$177,891	$315,847
Total	$—	$177,891	$315,847
As of December 31, 2021 and 2020, the Company had due from/to with affiliates as follows:

	2021		2020
	Due from Affiliates	Due to Affiliates	Due from Affiliates	Due to Affiliates
ANSAC	N/A	N/A	$41,948	$183
Sisecam Chemicals	49,285	1,996	44,594	2,520
Other	232	132	155	162
Total	$49,517	$2,128	$86,697	$2,865

The increase in due from Sisecam Chemicals from December 31, 2021 to December 31, 2020 is due to timing of funding of pension and postretirement plans offered and administered by Sisecam Chemicals.
14. SEGMENT REPORTING
Our operations are similar in geography, nature of products we provide and type of customers we serve. As the Company earns substantially all of its revenues through the sale of soda ash mined at a single location, we have concluded that we have one operating segment for reporting purposes.
The net sales by geographic area for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Domestic	$276,778	$208,838	$206,996
International	263,361	183,393	315,847
Total net sales	$540,139	$392,231	$522,843

15. SUBSEQUENT EVENTS
Cash Distribution
On February 17, 2022, the members of the board of managers of the Company, approved a cash distribution to the members of the Company in the aggregate amount of $27,000. This distribution was paid on February 17, 2022.

Corporate Name Changes
As a result of the CoC Transaction, Ciner Resources LP changed its name to Sisecam Resources LP to be effective on February 18, 2022. In connection with these changes, the general partner of Ciner Resources LP also changed its name to Sisecam Resource Partners LLC and Ciner Wyoming LLC changed its name to Sisecam Wyoming LLC, effective on February 18, 2022.

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